REST EZ, INC.

1389 W. Mason Hollow Dr.

Riverton, UT 84065

July 2, 2021

United States Securities and Exchange Commission

Washington D.C. 20549

RE: REST EZ, INC.

Amendment No. 1 to Registration Statement on Form S-1

Filed on May 26, 2021

File No. 333-256498

Attention:  Division of Corporation Finance, Office of Life Sciences

Suzanne Hayes/Deanna Virginio; Iboya Ignat/Jeanne Baker

Dear Division of Corporation Finance, Office of Life Sciences:

Please find enclosed our changes and answers to REST EZ, INC.’s Registration Statement filed on May 26, 2021.

Cover Page

1. Please limit your cover page disclose to the items required by Item 501 of Regulation S-K by removing disclosures about your production and fulfillment activities as well as its funding and revenue generation. These disclosures are appropriate for the Summary and Business sections but is shown without the context of those sections.

Answer: The unrequired information has been removed from the Cover Page section.

Prospectus Summary Overview, page 1

2. Please clarify whether your reference to "SLEEP AID" and "Sleep Aids" are references to your products or all products designed to promote sleep. If the references is intended to refer to all products in this category of supplements, please eliminate the use of capital letters.

Answer: The reference “Sleep Aid” as capitalized and used in the name “Rest EZ Sleep Aid Supplement” refers to the individual product marketed and sold by Rest EZ, Inc. and is intended to reflect the full name of the product, and as such is not intended to refer to all products in the sleep aid category of supplements. Where “sleep aid” or “sleep aid supplement” was previously uncapitalized in reference to all products in that category of supplements, the term has now been changed to “sleeping aid” or “sleeping aid supplement” to avoid any further confusion.

3. We note your disclosure that you have generated "a great number of sales" and "considerable amount of revenues." Please quantify these sale and revenue amounts and balance such disclosure with a discussion of your net losses.

Answer: “A great number of sales” as used in the first paragraph under the General Introduction subsection on page 1 has been removed and replaced by the disclosure that to date over 31,400 bottles of the product have been sold for $169,400 in total sales. The use of “considerable amount of revenues” on page 4 has been replaced by “nearly $170,000 in revenue.” The net amount of loss totaling -$55,418, due to general and administrative expenses, is also quantified in each instance.

4. We note your disclosure that as a dietary supplement, there are no FDA requirements on this product. However, we also note that the FDA regulates dietary supplements under the Dietary Supplement Health and Education Act of 1994. Please revise to clarify whether such regulations are applicable to your business, given you appear to develop and market a dietary supplement. Additionally, revise your Business section to provide a discussion of the applicable regulations or provide a legal analysis supporting your determination that it does not apply to your product. Please refer to Item 101(h)(4)(ix) of Regulation S-K for guidance.

Answer: The statement that “[a]s a dietary supplement, that are no FDA requirements on this product” has been revised to read “Beyond the general FDA requirement that every dietary supplement be labeled as such,  either with the term "dietary supplement" or with a term that substitutes a description of the product's dietary ingredient(s) for the word "dietary" (e.g., "herbal supplement" or "calcium supplement"), and the FDA’s safety monitoring responsibilities for dietary supplement firms once a dietary supplement is on the market, there are no additional FDA requirements specific to this product, and federal law does not require dietary supplements to be proven safe to FDA's satisfaction before they are marketed.” Moreover, the same revised language was added to be the second paragraph under the General Overview subsection under the Description of Business heading on page 18.

5. Please revise the Prospectus Summary and Risk Factors to highlight the auditor's explanatory paragraph regarding your ability to continue as a going concern. Your disclosures should describe the potential consequences to your business if you are unable to raise additional financing.

Answer: The following was added as the final paragraph under the General Introduction subsection on page 1 of the Prospectus Summary: “The Company has minimal revenue. Without additional capital, the Company will not be able to remain in business. These factors raise a substantial doubt about the Company’s ability to continue as a going concern. Company financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern. Achievement of the Rest EZ, Inc.’s business objective is basically dependent upon the judgment, skill and knowledge the Company’s management. Mr. Sosa is currently the Company’s sole executive officer and director. There can be no assurance that a suitable replacement could be found for our sole executive officer and director upon his retirement, resignation, inability to act on our behalf, or death. Should the Company be unable to raise additional financing it would be unable to remain in business.”

The same language was added as a second paragraph to the opening paragraph of (A) RISKS RELATED TO OUR BUSINESS under the heading RISK FACTORS on page 6.

Risk Factors, page 6

6. Please tell us whether you plan to register your class of common stock under the Exchange Act. If you do not plan to file an Exchange Act registration statement, such as Form 8-A, before the effective date of your Securities Act registration statement, include a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The risk factor should explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules, Section 16 of the Exchange Act and the majority of the tender offer regulations. Please make similar revisions to the disclosure under “Reports to Security Holders” on page 27.

Answer: The common stock will not be registered under the Exchange Act prior to the effective date. Thus the following risk factor disclosure alerting investors of such was added to the Risk Factors and Reports to Security Holders sections on pages 9 and 27 respectively:

Our common stock will not be registered under the Exchange Act prior to the effective date of our Securities Act registration statement because we are not required to file an Exchange Act registration statement prior to the effective date. Because our common stock will not be registered under the Exchange Act prior to the effective date, the Company will not be a fully reporting company but will be only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. The suspension of the requirement allowed under Rule 12h-3 of Section 15(d) of the Exchange Act , which allows a company to suspend its Section 15(d) obligations based on its having less than 300 shareholders of record on any day other than the first day of its fiscal year, provided that it has less than 300 shareholders of record within the meaning of Rule 12g5-1, is current on all SEC filing obligations, and has not had a registration statement declared effective or updated pursuant to Section 10(a)(3) of the Securities Act. Investors will be effected by the suspended requirement for the Company to register the common stock under the Exchange Act prior to effective date in that they will not have access to the information about our common stock which would be found in an Exchange Act registration statement such as a Form 8-A, the proxy rules for investors under Section 16 of the Exchange Act would not apply to them, as well as the inapplicability of most of the tender offer rules associated with SEC Regulation 14E and Section 14(e) of the Exchange Act.

7. We note your disclosure that you had an order totaling $105,000 for the year ended March 31, 2021, and that your total revenue for the year ended March 31, 2021 was $105,000. Please include a risk factor disclosing your dependence on one major customer. Additionally, discuss your limited customer base in your Business section. See Item 101(h)(4)(vi) for further guidance.

Answer: The risk factor disclosure noting the Company’s use of one major customer for its product sales for the year ended March 31, 2021, and for the post-March 31, 2021 product sales totaling $23,900, has been added to the Risk Factors section at the end of the section (page 9). Discussion of the Company’s limited customer base was also added to the General Overview subsection of the Description of Business section on page 18.

Side Effects of the Product, page 6

8. Please remove the statement that Mr. Sosa has been taking the product with no known side effects, a safety determination cannot be based on the experience of one individual. Please also remove statements that WebMD indicates that sleep aids are "likely safe" when taken by mouth appropriately for up to 5 years, as this general statement about a class of products should not be used to determination that any one specific product is safe.

Answer: The statements have been removed.

There are many inherent risks and difficulties in introducing a new product..., page 6

9. We note your statement that you have had no operating losses since inception. The statement appears to contradict the net operating losses $12,580 and $19,580 for the years ended March 31, 2021 and 2021. respectively. Please revise your disclosure accordingly.

Answer: The statement that the Company had “no operating losses from inception date on October17, 2016” have been removed and replaced with “We had net operating losses of $12,580 and $19,580 for the years ended March 31,2021 and March 31,2020, respectively.”

Use of Proceeds, page 10

10. Please revise the table on page 10 to disclose the approximate amount of net proceeds intended to be used for SEC Reporting and Compliance. Additionally, to the extent you do not have a current specific plan for a significant portion of the proceeds, please include a statement to this effect and discuss the principal reasons for the offering. Refer to Item 504 of Regulation S-K.

Answer: The table was revised to include the cost of $7,000 toward SEC Reporting and Compliance.

Management’s Discussion and Analysis of Financial Condition and Result of Operations Overview, page 14

11. Please provide the basis for your statements that you "expect to generate revenue that is sufficient to cover [y]our expenses for the next twelve months" and that "[y]our existing sources of liquidity will be sufficient to fund [y]our operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months." In this regard, we note that your independent auditor’s report contains an explanatory paragraph that expresses substantial doubt about the Company's ability to continue as a going concern.

Answer: The paragraph containing the statement of our expectation to “generate revenue that is sufficient to cover [y]our expenses for the next twelve months" has been revised to read as follows:

Based on our current operating plan, with consideration for our projected expenses, we are cautiously optimistic that we will generate enough revenue to cover our expenses for the next twelve months; our “burn rate” is expected to be approximately $2,500 per month or $30,000 for the next year. We believe we will have a better year this year than the year ended March 31, 2021 in which we sold 21,967 bottles for $105,000, especially since we have already sold 5,000 bottles for $23,900 since March 31, 2021. Most of our expenses are anticipated to be legal, accounting, transfer agent, and other costs associated with being a public Company. Since we intend to utilize our sole officer and director, Mr. Sosa, who currently is part time, to sell our product, our marketing costs should be minimal. However, as with any business, circumstances beyond our control could negatively impact our sales over the next twelve months beginning April 1, 2021, in which case our opportunity and ability to cover our expenses for the twelve months would decrease relative to the negative impact of those uncontrollable circumstance on our Company and put our Company at risk of not continuing as a going concern.

The sentence on page 16 under the heading LIQUIDITY AND CAPITAL RESOURCES containing the comment that the Company’s “existing sources of liquidity will be sufficient to fund our operations, anticipated capital expenditures, working capital and other financing requirements for at least the next twelve months" has been removed. It is replaced by the following: “Based on our projected expenses for the next twelve months we are cautiously optimistic that we will generate enough revenue to cover our expenses for the next twelve months as we believe we will have a better year this year than the year ended March 31, 2021 in which we sold 21,967 bottles for $105,000, especially since we have already sold 5,000 bottles for $23,900 since March 31, 2021. Most of our expenses are anticipated to be legal, accounting, transfer agent, and other costs associated with being a public Company. Since we intend to utilize our sole officer and director, Mr. Sosa, who currently is part time, to sell our product, our marketing costs should be minimal. However, as with any business, circumstances beyond our control could negatively impact our sales over the next twelve months beginning April 1, 2021, in which case our opportunity and ability to cover our expenses for the twelve months would decrease relative to the negative impact of those uncontrollable circumstance on our Company and put our Company at risk of not continuing as a going concern, especially should Mr. Sosa become unable to continue funding the Company.”

Unique Features of the Company, page 19

12. Please provide the basis for your statements that Rest EZ has been shown to be more effective and economically efficient than other Sleep Aids. Include a description of all head to head trials and the resulting objective data from such trials.

Answer: The statements that “Capsulated Rest EZ, Inc. has been shown to be more effective and economically efficient than other Sleep Aids” and that “The Company is headed by Brandon Sosa, the creator of Rest EZ Sleep Aid and has a passion for creating new products that he continues to work on to this very day” have been removed.

Competition, page 20

13. Please revise to provide the basis for your statements that most competitor companies that offer soft-gels in-fact distribute regular capsules and that only one or two other companies truly offer Sleep Aids in a liquid gel form.

Answer: The statements have been removed.

Closing Comments:

Based on the Company’s amendment to its S-1 filing dated May 26, 2021 and this response to the comment letter dated June 22, 2021, the Company believes that it has completely responded to the Commission’s comments set forth in the comment letter dated June 22, 2021. Please review this letter and the amended Registration Statement, and advise whether additional comment is necessary.

Sincerely,

/s/ Brandon Sosa

Brandon Sosa

President and Chief Executive Officer

REST EZ, INC.